UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 3)

Six Flags Entertainment Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

83001A201
(CUSIP Number)

Neal Nenadovic, CFO
Pentwater Capital Management, LP
227 W. Monroe Suite 4000
Chicago, Il 60606
(312)589-6405
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 15, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.☐

SCHEDULE 13D/A

CUSIP No.  83001A201

1	NAMES OF REPORTING PERSONS Pentwater Capital Management, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 2,943,000
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 2,943,000
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,943,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.44%

14	TYPE OF REPORTING PERSON (See Instructions) IA

CUSIP No.  83001A201

1	NAMES OF REPORTING PERSONS PWCM Master Fund Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 647,592

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.20%

14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No.  83001A201

1	NAMES OF REPORTING PERSONS Pentwater Equity Opportunities Master Fund Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,224,053

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.26%

14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No.  83001A201

1	NAMES OF REPORTING PERSONS Oceana Master Fund Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 710,978

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.31%

14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No.  83001A201

1	NAMES OF REPORTING PERSONS LMA SPC for and behalf of MAP 98 Segregated Portfolio

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 360,377

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.67%

14	TYPE OF REPORTING PERSON (See Instructions) OO

The Schedule 13D filed on February 22, 2011 (the “Initial Schedule 13D”) on behalf of Pentwater Capital Management LP, a Delaware limited partnership (“Pentwater Capital”), Pentwater Growth Fund Ltd., an exempted company formed in the Cayman Islands (“Pentwater Growth”), Pentwater Equity Opportunities Master Fund, Ltd., an exempted company formed in the Cayman Islands (“Pentwater Equity”), Oceana Master Fund, Ltd. (“Oceana”) an exempted company formed in the Cayman Islands, and LMA SPC for and behalf of MAP 98 Segregated Portfolio, a segregated portfolio company (“MAP”), relating to the common stock (the “Common Stock”) of Six Flags Entertainment Corporation, a Delaware corporation (the “Issuer”), is hereby amended as set forth below by this Amendment No.3 to Schedule 13D.

PWCM Master Fund Ltd., an exempted company formed in the Cayman Islands (“PWCM”), has assumed the position previously held by Pentwater Growth.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a), (b) and (d)     Each Reporting Person’s beneficial ownership of Common Stock on the date of this Schedule 13D is reflected on that Reporting Person’s cover page.  By virtue of his position with Pentwater Capital, Mr. Halbower has the sole power to vote the shares of Common Stock owned by the Reporting Persons.  Subject to restrictions, Mr. Halbower has the sole power to dispose of the shares of Common Stock owned by the Reporting Persons.  No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.  The percentage calculations on the cover pages are based upon 54,124,300 shares of Common Stock outstanding as reported by the Issuer in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2012 filed on May 1, 2012.

(c)           The transactions in the class of securities reported on that were effected during the past 60 days on behalf of the Reporting Persons are set forth on Schedule A and incorporated herein by reference.  Other than those transactions, there were no other such transactions by the Reporting Companies that were effected during the past 60 days.

(e)           Not Applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

Except as otherwise expressly described herein and in Schedule A, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company among the Reporting Persons and any person or entity.

The Reporting Persons have entered into a number of derivative agreements, commonly known as Total Return Swaps, with Bank of America, which agreements provide that the profit to the Reporting Persons shall be based upon the decrease in value of the shares of Common Stock, and the loss to the Reporting Persons shall be based upon the increase in the value of the shares of Common Stock, during the period from inception of the applicable agreement to its termination.  The agreements provide that they settle in cash.  In addition to the shares of Common Stock that they beneficially own as shown in Item 5 above, the Reporting Persons currently have short economic exposure to an aggregate of 70,000 shares of Common Stock through such agreements.

The Reporting Persons also own Term Loans of the Issuer with a face amount of $6,000,000 in a swap facility with J.P Morgan Chase.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 15, 2012

PENTWATER CAPITAL MANAGEMENT LP

By:	/s/ Matthew Halbower
Name: Matthew Halbower
Title: Chief Executive Officer

PWCM MASTER FUND LTD.

By:	s/ David Zirin
Name: David Zirin
Title: Director

PENTWATER EQUITY OPPORTUNITIES MASTER FUND LTD.

By:	/s/ David Zirin
Name: David Zirin
Title: Director

OCEANA MASTER FUND LTD.

By:	/s/ David Zirin
Name: David Zirin
Title: Director

LMA SPC FOR AND ON BEHALF OF MAP 98 SEGREGATED PORTFOLIO

By:	Pentwater Capital Management LP, its investment manager

By:	Halbower Holdings, Inc., its general partner

By:	/s/ Matthew Halbower
Name:	Matthew C. Halbower
Title:	Chief Executive Officer

SCHEDULE A
TRANSACTIONS IN SECURITIES OF
SIX FLAGS ENTERTAINMENT CORPORATION
WITHIN THE PAST 60 DAYS

Fund	TradeDate	Side	Quantity	Price
OCMF	3/15/2012	Sell	5,272	46.88
OCMF	3/16/2012	Sell	965	47.15
OCMF	3/19/2012	Sell	1,772	46.85
OCMF	3/22/2012	Sell	1,794	46.25
OCMF	3/23/2012	Sell	2,243	46.93
OCMF	3/26/2012	Sell	897	47.55
OCMF	3/27/2012	Sell	2,979	47.25
OCMF	3/28/2012	Sell	2,645	47.04
OCMF	3/29/2012	Sell	673	46.81
OCMF	3/30/2012	Sell	4,035	47.14
OCMF	4/2/2012	Sell	382	46.61
OCMF	4/3/2012	Sell	372	46.70
OCMF	4/4/2012	Sell	897	45.68
OCMF	4/5/2012	Sell	897	45.86
OCMF	4/9/2012	Sell	336	45.90
OCMF	4/11/2012	Sell	22	45.44
OCMF	4/12/2012	Sell	4,484	45.17
OCMF	4/16/2012	Sell	897	45.21
OCMF	4/18/2012	Sell	897	45.85
OCMF	4/19/2012	Sell	1,932	46.00
OCMF	4/20/2012	Sell	2,242	46.18
OCMF	4/23/2012	Sell	544	45.59
OCMF	4/24/2012	Sell	1,119	45.59
OCMF	4/25/2012	Sell	21,777	47.23
OCMF	4/26/2012	Sell	417	47.55
OCMF	4/27/2012	Sell	1,121	47.94
OCMF	5/1/2012	Sell	4,484	48.16
OCMF	5/2/2012	Sell	2,018	48.55
OCMF	5/3/2012	Sell	402	48.70
OCMF	5/4/2012	Sell	448	47.52
OCMF	5/10/2012	Sell	2,130	47.55
PEMF	3/15/2012	Sell	9,998	46.88
PEMF	3/16/2012	Sell	1,829	47.15
PEMF	3/19/2012	Sell	3,361	46.85
PEMF	3/22/2012	Sell	3,404	46.25
PEMF	3/23/2012	Sell	4,255	46.93
PEMF	3/26/2012	Sell	1,702	47.55
PEMF	3/27/2012	Sell	4,816	47.25
PEMF	3/28/2012	Sell	5,021	47.04
PEMF	3/29/2012	Sell	1,276	46.81
PEMF	3/30/2012	Sell	7,658	47.14
PEMF	4/2/2012	Sell	726	46.61
PEMF	4/3/2012	Sell	707	46.70
PEMF	4/4/2012	Sell	1,702	45.68
PEMF	4/5/2012	Sell	1,702	45.86
PEMF	4/9/2012	Sell	638	45.90
PEMF	4/11/2012	Sell	43	45.44
PEMF	4/12/2012	Sell	8,508	45.17
PEMF	4/16/2012	Sell	1,702	45.21
PEMF	4/18/2012	Sell	1,702	45.85
PEMF	4/19/2012	Sell	3,666	46.00
PEMF	4/20/2012	Sell	4,255	46.18
PEMF	4/23/2012	Sell	1,032	45.59
PEMF	4/24/2012	Sell	2,124	45.59
PEMF	4/25/2012	Sell	41,330	47.23
PEMF	4/26/2012	Sell	792	47.55
PEMF	4/27/2012	Sell	2,128	47.94
PEMF	5/1/2012	Sell	8,509	48.16
PEMF	5/2/2012	Sell	3,829	48.55
PEMF	5/3/2012	Sell	763	48.70
PEMF	5/4/2012	Sell	851	47.52
PEMF	5/10/2012	Sell	4,042	47.55
PWCM	3/15/2012	Sell	5,286	46.88
PWCM	3/16/2012	Sell	967	47.15
PWCM	3/19/2012	Sell	1,777	46.85
PWCM	3/22/2012	Sell	1,800	46.25
PWCM	3/23/2012	Sell	2,249	46.93
PWCM	3/26/2012	Sell	900	47.55
PWCM	3/27/2012	Sell	2,131	47.25
PWCM	3/28/2012	Sell	2,656	47.04
PWCM	3/29/2012	Sell	675	46.81
PWCM	3/30/2012	Sell	4,052	47.14
PWCM	4/2/2012	Sell	384	46.61
PWCM	4/3/2012	Sell	374	46.70
PWCM	4/4/2012	Sell	900	45.68
PWCM	4/5/2012	Sell	900	45.86
PWCM	4/9/2012	Sell	338	45.90
PWCM	4/11/2012	Sell	22	45.44
PWCM	4/12/2012	Sell	4,503	45.17
PWCM	4/16/2012	Sell	900	45.21
PWCM	4/18/2012	Sell	900	45.85
PWCM	4/19/2012	Sell	1,939	46.00
PWCM	4/20/2012	Sell	2,251	46.18
PWCM	4/23/2012	Sell	546	45.59
PWCM	4/24/2012	Sell	1,123	45.59
PWCM	4/25/2012	Sell	21,865	47.23
PWCM	4/26/2012	Sell	419	47.55
PWCM	4/27/2012	Sell	1,125	47.94
PWCM	5/1/2012	Sell	4,502	48.16
PWCM	5/2/2012	Sell	2,026	48.55
PWCM	5/3/2012	Sell	404	48.70
PWCM	5/4/2012	Sell	450	47.52
PWCM	5/10/2012	Sell	2,138	47.55
MAP	3/15/2012	Sell	2,944	46.88
MAP	3/16/2012	Sell	539	47.15
MAP	3/19/2012	Sell	990	46.85
MAP	3/22/2012	Sell	1,002	46.25
MAP	3/23/2012	Sell	1,253	46.93
MAP	3/26/2012	Sell	501	47.55
MAP	3/27/2012	Sell	1,474	47.25
MAP	3/28/2012	Sell	1,478	47.04
MAP	3/29/2012	Sell	376	46.81
MAP	3/30/2012	Sell	2,255	47.14
MAP	4/2/2012	Sell	214	46.61
MAP	4/3/2012	Sell	208	46.70
MAP	4/4/2012	Sell	501	45.68
MAP	4/5/2012	Sell	501	45.86
MAP	4/9/2012	Sell	188	45.90
MAP	4/11/2012	Sell	13	45.44
MAP	4/12/2012	Sell	2,505	45.17
MAP	4/16/2012	Sell	501	45.21
MAP	4/18/2012	Sell	501	45.85
MAP	4/19/2012	Sell	1,079	46.00
MAP	4/20/2012	Sell	1,252	46.18
MAP	4/23/2012	Sell	304	45.59
MAP	4/24/2012	Sell	625	45.59
MAP	4/25/2012	Sell	12,167	47.23
MAP	4/26/2012	Sell	233	47.55
MAP	4/27/2012	Sell	626	47.94
MAP	5/1/2012	Sell	2,505	48.16
MAP	5/2/2012	Sell	1,127	48.55
MAP	5/3/2012	Sell	225	48.70
MAP	5/4/2012	Sell	251	47.52
MAP	5/10/2012	Sell	1,190	47.55
OCMF	5/15/2012	Sell	1,055	47.01
PEMF	5/15/2012	Sell	2,002	47.01
PWCM	5/15/2012	Sell	1,059	47.01
MAP	5/15/2012	Sell	590	47.01